FOR IMMEDIATE RELEASE	Contact:	Paul Breitnauer
	Phone:	608-232-0402

CAPITOL TRANSAMERICA CORPORATION REPORTS
INCREASES IN QUARTERLY PREMIUMS AND EARNINGS

      Madison, Wisconsin, October 25, 2000 - With a continuing trend of strong revenue growth, Capitol Transamerica Corporation (NASDAQ: CATA) reported a 20.2% written premium increase from $20.8 million to $25.0 million for the three months ended September 30, 2000 over the 1999 period. Substantial premium growth occurred in all lines with the property-casualty business segment increasing slightly more than fidelity-surety.

      Net income for the third quarter of 2000 was $3.3 million or $0.30 per share (diluted unless otherwise noted) vs. $3.1 million or $0.28 per share for the same period in 1999. Net operating earnings (excluding after-tax realized investment gains) for the quarter were $1.2 million or $0.11 per share vs. $1.5 million or $0.13 per share last year.

      Year-to-date gross written premiums for the nine months ended September 30 were $76.8 million, a 17.3 % increase over the $65.5 million level for the first nine months of 1999. The nine-month written premium volume represents an all-time high for the Company. Year-to-date net income, including $4.7 million of after tax realized investment gains, was $12.4 million, or $1.11 per share. This compares to earnings of $14.4 million, or $1.27 per share, including $5.1 million of after tax realized investment gains, for 1999.

      Higher than expected claims activity for Contract Bond Surety business resulted in a combined ratio of 93.5% through nine months of 2000 compared to a 90.8% ratio for the same time period in 1999. The Company's combined ratio continues to compare very favorably to the industry-wide average, which was 108.3% through June 30, 2000.

      Total assets increased 7.8% since year-end 1999 from $257.6 million to $277.1 million. Unearned premiums increased $6.9 million over the same span, which should result in a benefit to bottom line earnings in future periods.

      With total shareholders' equity of $143.8 million at September 30, 2000, book value per share calculated on shares outstanding increased 10.1% to $13.01 from the December 31, 1999 book value of $11.82, based on $133.2 million in equity at that time. The Company continued its regular dividend payment of $0.07 per share during the third quarter.

      Commenting on the results, Chairman George A. Fait stated that "We are pleased with the Company's premium growth of more than 17% thus far in 2000. Additionally, we feel that this top line growth can be maintained as pricing levels in general continue to firm up and our property-casualty rate increases take effect. Some unexpected loss activity, along with general overhead costs, have increased our combined ratio over last year. Management therefore continues to concentrate on underwriting results to bring loss levels more in line with historical experience and expects the future increase in earned premiums to compensate for the expense factors. Along with the increased book value, the premium growth and our focus on minimizing claims experience bodes well for our shareholders and the Company's future."

      Capitol Transamerica Corporation is an insurance holding company operating nationally and writing specialty lines of commercial property and casualty policies as well as fidelity and surety coverages through its subsidiary companies Capitol Indemnity Corporation and Capitol Specialty Insurance Corporation. A third subsidiary, Capitol Facilities Corporation, is a non-insurance entity available for other business opportunities. The Capitol Transamerica Group operates in 37 states and is rated A+ (Superior) by A.M. Best Company, Inc., an independent organization that analyzes the insurance industry. The Company's website is http://www.captrans.com. With 11.2 million shares outstanding, Capitol Transamerica's common stock is traded on the NASDAQ Stock Exchange under the symbol CATA.

      SAFE HARBOR STATEMENT - Some of the statements in this news release, as well as statements by the company in periodic press releases and oral statements made by the company's officials to analysts and shareholders in the course of presentations about the company, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, estimates subject to change in circumstances, uncertainties and other factors that may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

      Financial Highlights Follow

CAPITOL TRANSAMERICA CORPORATION SELECTED FINANCIAL DATA CONSOLIDATED STATEMENTS OF OPERATIONS (in thousands, except per share)

	Nine months ended September 30,		Three months ended September 30,
	2000	1999	2000	1999
REVENUES
Gross premiums written	$76,777	$65,474	$25,019	$20,815

Net premiums written	$71,335	$61,433	$23,439	$19,415

Net premiums earned	$64,833	$62,486	$22,752	$20,969

EXPENSES
Claims and claim expenses	37,740	33,160	15,694	13,371
Other underwriting expenses	23,959	23,232	8,227	8,090

Total Losses and Expenses Incurred	61,699	56,392	23,921	21,461

Underwriting income (loss)	3,134	6,094	(1,169)	(492)
Investment income	6,800	6,739	2,297	2,300
Realized investment gains	7,275	7,796	3,296	2,536
Other income	253	181	96	52

Income Before Income Tax	17,462	20,810	4,520	4,396
Income tax expense	5,066	6,445	1,197	1,289

NET INCOME	$12,396	$14,365	$3,323	$3,107

EARNINGS PER SHARE- BASIC	$1.11	$1.28	$0.30	$0.28

EARNINGS PER SHARE- DILUTED	$1.11	$1.27	$0.30	$0.28

COMPARATIVE FINANCIAL HIGHLIGHTS - Nine Months Ended September 30, (in thousands, except per share)

	2000	1999	1998	1997	1996
PER SHARE INFORMATION:
Book value per share	$13.01	$12.02	$11.65	$12.11	$9.62
Income per share- diluted	1.11	1.27	1.18	0.59	1.06
COMPANY STATISTICS:
Gross premiums written	$76,777	$65,474	$68,228	$75,017	$67,444
Underwriting income (loss)	3,134	6,094	4,118	(1,508)	8,214
Net investment income	6,800	6,739	6,892	6,241	5,261
Realized investment gains	7,275	7,796	7,569	4,030	2,590
Other income	253	181	76	21	82
Consolidated gross income	17,462	20,810	18,655	8,784	16,147
Consolidated net income	12,396	14,365	13,300	6,661	11,741
Consolidated net operating earnings	7,667	9,298	8,380	4,042	10,058
Cash and invested assets	224,919	221,534	221,856	226,816	171,111
Total assets	277,138	264,026	265,271	274,423	207,856
Shareholders' investment	143,819	135,388	130,692	135,250	106,575
Dividends paid	2,339	2,375	2,372	3,487	2,979
INSURANCE OPERATING RATIOS, STATUTORY BASIS:
Loss and loss adjustment expenses	58.4%	53.3%	59.4%	68.2%	51.5%
Underwriting expenses	35.1%	37.5%	34.4%	33.0%	31.8%

Combined ratios	93.5%	90.8%	93.8%	101.2%	83.3%

CAPITOL TRANSAMERICA CORPORATION SELECTED FINANCIAL DATA BALANCE SHEETS (in thousands, except per share)
	September 30, 2000	December 31, 1999	September 30, 1999
ASSETS
Investments:
Available-for-sale investments, at fair value
U.S. Government bonds (cost $35, $39 and $41, respectively)	$37	$42	$43
State and municipal bonds (cost $79,613, $78,856 and $77,683, respectively)	83,464	82,075	81,875
Corporate bonds (cost $1,102, $1,124 and $876, respectively)	1,075	1,094	849
Common stock (cost $123,862, $125,914 and $124,591, respectively)	119,542	116,657	119,874
Preferred stock (cost $6,009, $5,726 and $5,976, respectively)	5,247	5,695	6,154
Investment real estate	10,944	10,540	10,327
Short-term investments	3,140	1,982	1,554

Total Investments	223,449	218,085	220,676
Cash	$1,470	$1,081	$858
Receivables	33,233	22,371	25,146
Other assets	18,986	16,086	17,346

TOTAL ASSETS	$277,138	$257,623	$264,026

LIABILITIES
Reserves for losses and loss adjustment expenses	$76,793	$77,256	$77,617
Unearned premiums	46,349	39,454	40,913
Other liabilities	10,177	7,686	10,108

TOTAL LIABILITIES	$133,319	$124,396	$128,638

SHAREHOLDERS' EQUITY
Common stock, $1.00 par value, authorized 15,000 shares, issued 11,558, 11,539 and 11,536 shares, respectively	$11,558	$11,539	$11,536
Paid-in surplus	22,728	22,595	22,571
Accumulated other comprehensive loss, net of deferred tax benefit of ($440), ($2,134) and ($130), respectively	(816)	(3,962)	(241)
Retained earnings	113,635	103,577	102,018
Less treasury stock, 506, 271 and 268 shares, respectively, at cost	(3,286)	(522)	(496)

TOTAL SHAREHOLDERS' EQUITY	$143,819	$133,227	$135,388

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$277,138	$257,623	$264,026

SHAREHOLDERS' EQUITY PER SHARE	$13.01	$11.82	$12.02

SHARES OUTSTANDING	11,052	11,268	11,268
